C3.ai, Inc.
1300 Seaport Blvd, Suite 500
Redwood City, CA 94063
December 4 , 2020
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Matthew Crispino, Staff Attorney
Jan Woo, Legal Branch Chief
Amanda Kim, Staff Accountant
Craig Wilson, Senior Advisor

RE:	C3.ai, Inc.
Registration Statement on Form S-1
File No. 333-250082

Ladies and Gentlemen:
C3.ai, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Tuesday, December 8, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Eric C. Jensen, Calise Y. Cheng and Sepideh Mousakhani of Cooley LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Calise Y. Cheng of Cooley LLP, counsel to the Registrant, at (650) 843 5172, or in her absence, Eric C. Jensen at (650) 843 5049.
[Signature Page Follows]

Very truly yours,

C3.ai, Inc.

By:	/s/	David Barter
Name:		David Barter
Title:		Chief Financial Officer

cc:	Thomas M. Siebel, C3.ai, Inc.
Brady Mickelsen, C3.ai, Inc.
Eric C. Jensen, Cooley LLP
Calise Y. Cheng, Cooley LLP
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Richard Blake, Wilson Sonsini Goodrich & Rosati, Professional Corporation
[Company Signature Page to Acceleration Request]